Room 4561
								June 24, 2005

Mr. Michael J. Zugay
Senior Vice President, Chief Financial Officer and Corporate Secretary
1000 Commerce Drive
Suite 500
Pittsburgh, PA 15275

Re:	iGATE Corporation
	Item 4.01 Form 8-K
      Filed May 25, 2005
	File No.  000-21755

Dear Mr. Zugay:

      We have reviewed your response letter dated June 17, 2005 and have the following additional comments. We may ask you to provide us with more information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 25, 2005
1. Your response to prior comment number 1 indicates that you recorded certain tax adjustments in the second quarter of 2004 which resulted from ineffective controls over the calculation of income taxes. As of December 31, 2004 you considered these ineffective controls to be material weaknesses. We note that your disclosure controls and procedures were effective in the periods ended June 30,
2004 and September 30, 2004. Considering the ineffective controls noted and the adjustments made in the second quarter of 2004, explain to us how you considered your disclosure controls and procedures effective for these periods.
2.
You also indicate that you decided a material weakness existed because you were unable to determine "whether the steps taken to remediate these deficiencies were effective because test work for two subsequent periods prior to December 31, 2004 was not available." Please explain what you mean by this statement.
3. We note that in addition to the 3 material weaknesses you also had
78 significant deficiencies. These deficiencies were not disclosed in your Controls & Procedures as of December 31, 2004 or any subsequent periods. Tell us how you considered Question 11 of the FAQ on Release No, 34-47986 "Management`s Report on Internal Control
Over Financial Reporting and Disclosure in Exchange Act Periodic Reports." Explain how you determined that these deficiencies in the aggregate did not represent a material weakness that required disclosure. Additionally, tell us whether you have made any material changes to your disclosure controls and procedures or to internal controls over financial reporting to remedy any of these deficiencies.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Robert Benton, Review Accountant at (202) 551-3804 or me at
(202) 551-3226 if you have questions regarding these comments.

							Sincerely,

      					Craig Wilson
							Senior Assistant Chief
Accountant
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Michael J. Zugay
iGATE Corporation
June 24, 2005
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